DC
No Act
P.E. 11-24-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

07041771

January 5, 2007

Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, N.Y. 10007-2341

RECD S.E.C.
JAN 1 2 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/5/2007

Re: The Walt Disney Company
Incoming letter dated November 24, 2006

Dear Ms. Silberstein:

This is in response to your letters dated November 24, 2006, December 7, 2006, and December 14, 2006 concerning the shareholder proposal submitted to Disney by the New York City Teachers' Retirement System. On November 22, 2006, we issued our response expressing our informal view that Disney could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position. We also have received a letter from Disney dated December 6, 2006.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

cc: Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006

1061039

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL OUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

November 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
Shareholder Proposal submitted by the Teachers' Retirement System of the City of New York

To Whom It May Concern:

I write on behalf of the Teachers' Retirement System of the City of New York (the "Teachers") in response to the letter faxed at 4 PM on November 22, 2006 (the "November 22 letter") from Mr. Ted Yu of the Staff of the Division of Corporation Finance (the "Division"), which granted the October 18, 2006 letter request sent to the U.S. Securities and Exchange Commission (the "Commission"), by the firm of WilmerHale on behalf of The Walt Disney Company ("Disney" or "the Company"). In that October 18 letter, the Company had contended that the Teachers' shareholder proposal (the "Proposal") may be omitted from the Company's 2007 proxy statement and form of proxy under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. I learned of the Staff's November 22 letter this morning.

The Teachers' response, below, had been prepared for mailing today, November 24. While there is no set time for a response by a proponent to a company's request for no-action relief, the Staff had not, in our experience, granted company requests without affording the proponent a longer time to respond than the 35 days that elapsed between the Company's mailing of its October 18 letter and the Staff's November 22 decision. Accordingly, we respectfully request that the Division consider our submission on the merits, and that in light of the merits of that submission, the Staff reconsider its November 22 letter, and deny the Company's request for no-action relief.

I have reviewed the Proposal, as well as the October 18, 2006 letter. Based upon that review, as well a review of Rule 14a-8(i)(7), it is my opinion that the Proposal may not be omitted from the Company's 2007 Proxy Materials. Accordingly, the Teachers respectfully request that the Division deny the relief that Disney seeks.

I. The Teachers' Proposal

The Proposal consists of two whereas clauses followed by a resolution. Among other things, the whereas clauses note that: (a) a number of educational groups, including Teaching Tolerance(www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org) have drawn attention to Disney's use of negative, racial, ethnic and gender stereotypes in its animated films and associated products; (b) negative generalizations assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the development of both children and adults, and can also foster negative impressions of U.S. cultural influences abroad. These clauses are followed by a Resolved clause that states:

> **Therefore, be it resolved** that shareholders request that management report on steps the company is undertaking and will undertake, to avoid the use of negative racial, ethnic and gender stereotypes in its products.
>
> The report should include:
>
> 1. A statement of company policy regarding the portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures used to inform company personnel of this policy; and
>
> 2. A description of the process for ensuring non-racist, non-sexist depictions and images in all its products, irrespective of the geographic market of the product.

II. The Company's Opposition and the Fund's Response

In its letter of October 18, 2006, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal is Non-Excludable Because the Avoidance of Discriminatory Stereotypes Implicates a Social Policy Issue at the Very Core of the SEC's 1998 Release, and Does Not Micro-Manage Complex Business Issues.

The Teachers' Proposal, in seeking disclosure of Disney's current policy and procedures on discriminatory stereotypes in its media, does not in any way raise issues of "ordinary business." Indeed, discrimination is an issue of social policy which the Commission itself has expressly recognized as a fully appropriate subject for shareholder proposals. Under that Commission guidance, Disney shareholders should be given the opportunity to ask their Company simply to make public its existing policy and safeguards in that critical area.

The Commission's controlling guidance is found in Exchange Act Release No. 34-40018, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Rules"). In that Release, the Commission formally adopted amendments to Rule 14a-8 on shareholder proposals, among other items. The 1998 Rules reversed the Division's prior *Cracker Barrel* position which had permitted companies to exclude shareholder proposals relating to certain employment discrimination. While the 1998 Rules were formally limited to proposals relating to such discrimination, the Rules Release summarized the two principal considerations that the Commission directed must be applied when determining whether any proposal falls within the "ordinary business" exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., ***significant discrimination matters***) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

The Proposal here cannot be excluded, for it raises just such significant social policy issues. It requests that the Company, one of the world's media leaders, report on its policies and procedures for avoiding the use of negative and damaging racial, ethnic and gender stereotypes in the highly influential media products it disseminates worldwide, particularly to children. Thus, the action the Proposal seeks is unlike any of the illustrative examples of day-to-day business issues listed in the Release.

Even if the Proposal did somehow impact such business issues, the Proposal's clear focus on a social policy issue that the Commission itself views as significant would preclude its exclusion as ordinary business. As noted above, the 1998 Rules provide just a single example of sufficiently significant social policy issues: *significant discrimination matters*. That is the very issue here. As the Proposal recites, the use of negative racial, ethnic and gender, stereotypes in animated films and associated products can harm the development of both children and adults and can contribute to negative impressions of U.S. cultural influence abroad. Disney has been the subject of public controversy regarding its use of just such stereotypes. For example, members of at least three communities of Caribs -- Salybia in Dominica, Santa Rosa in Trinidad and a community in St. Vincent -- have protested the stereotyping of Caribs as murderous cannibals. www.indiancountry.com. Similarly, members of the Arab community have protested the stereotyping of Arab culture in the movie Aladdin. UPI (November 23, 2004); *Arab Stereotypes and American Educators* by Marvin Wingfield and Bushra Karaman, American Arab Anti-Discrimination Committee (March, 1995). Also controversial is the construction of gender identity for females in Disney's animated films. Disney's view of female agency and empowerment is not merely limited – it is overtly reactionary. *See, e.g.,* The Little Mermaid and The Lion King in which all the female characters are ultimately subordinate to males

The second consideration set forth in the 1998 Rules also precludes a finding that avoiding discriminatory stereotypes is "ordinary business":

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Rules, *Id.*

Discriminatory stereotyping is not a matter too complex for meaningful shareholder participation. It in no way implicates the basis of the ordinary business exclusion, *i.e.*, the concept that management has special know-how as to the intricacies of its day-to-day business and, therefore, is better placed to exercise its judgment. To the contrary, when a company faces significant social policy issues, such as avoiding harmful group stereotypes and discrimination, management is in no better position than its shareholders to make judgments on those issues. Thus, under the Commission's example and guidelines, shareholders should be given the chance to vote on the Teachers' Proposal that Disney make public how it deals with this serious issue.

We note that the Company, in its no-action request, argues that some prior Staff no-action letters would support its position[1]. None of those letters, however, calls for disclosure of company policy on racial and other discriminatory stereotyping as the Teachers' Disney Proposal does. Beyond that, to the extent that prior no-action letters would be in conflict with the 1998 Rules, we respectfully submit that the Staff should give those prior letters no weight. Recently, in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) (the "*AIG*" case), the Second Circuit accorded no weight to an SEC interpretation of Rule 14a-8 that conflicted with the Release that the Commission had issued when the Rule was last revised: "Because the interpretation of Rule 14a-8(i)(8) that the SEC advances in its amicus brief -- that the election exclusion applies to proxy access bylaw proposals -- conflicts with the 1976 statement , it does not merit the usual deference we would reserve for an agency's interpretation of its own regulations." *Id.* at 129. The Court continued: "Accordingly, we deem it appropriate to defer to the 1976 Statement, which represents the SEC's interpretation of the election exclusion the last time the Rule was substantively revised." *Id.* The *AIG* Court then decided the matter based upon the Commission's initial 1976 guidance.

Here, it is would appear that the Staff may have issued prior no-action letters inconsistent with the plain guidance contained in the 1998 Rules. Accordingly, we submit that those post-1998 no-action letters cited by the Company regarding "social policy" proposals purportedly analogous to the Proposal should be given no weight. Rather, the 1998 Rules, and their express recognition that significant discrimination issues are not "ordinary business," must be the guidepost. By that guidance, the Teachers' Proposal may not be excluded.

We note that in any event, regarding reports, the post-1998 no-action letters cited by the Company involve proposals distinguishable from the instant Proposal. Unlike the Teachers' Proposal, none of the proposals sought disclosure regarding the use of negative racial, ethnic and gender stereotypes by the company, nor indeed, a report concerning any significant discrimination matter[2]. Thus, none of them implicated the core public policy issue of discrimination that was implicated in each of: (a) the 1998 Rules' reversal of the "Cracker Barrel" position; (b) the one specific example the 1998 Rules gave in their broader guidance of a policy issue that transcends purported ordinary business; and (c) the Teachers' current Disney Proposal.

As the 1998 Rules provide no basis for excluding the Teachers' Proposal, the

---

1 *See* General Electric Company (January 6, 2005); Federated Department Stores, Inc. (March 27, 2002); Tootsie Roll Industries, Inc. (January 3, 2002); General Electric Company (January 10, 2002); The Quaker Oats Co. (March 16, 1999).

2 *See* The Mead Corporation (January 31, 2001)(report regarding the extent of potential liabilities for environmental damage caused by company's operations); General Electric Company (January 27, 2000)(report regarding, *inter alia*, the full content of television programs) Johnson Controls, Inc. (October 26, 1999) (report regarding the disclosure of goodwill-net in company's financial statements); Wal-Mart Stores, Inc. (March 15, 1999) (report regarding policies to implement wage adjustments).

Company has failed to carry its burden of proving that the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Teachers respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006

RECEIVED

2006 DEC -7 PM 2:49

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WILMERHALE

December 6, 2006

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

By Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C 20549

Re: The Walt Disney Company — Response to Proponent's Request for Reconsideration of Staff No-Action Letter

Ladies and Gentlemen:

This letter is in response to the letter dated November 24, 2006 to you from Janice Silberstein, Associate General Counsel of the Office of the Comptroller of the City of New York on behalf of the Board of Trustees of the New York City Teachers' Retirement System (the "Proponent"), a copy of which is attached hereto as Exhibit A (the "November Letter"). In the November Letter, the Proponent requests reconsideration of the no-action letter that the Staff issued to our client, Disney, on November 22, 2006 (the "No-Action Letter").[1] In granting no-action relief, the Staff stated that "[t]here appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the nature, presentation and content of programming and film production)." Capitalized terms used herein and not otherwise defined herein have the meanings set forth in our initial letter dated October 18, 2006 (the "October Letter").

On behalf of our client, Disney, we hereby request that the Proponent's request for reconsideration of the No-Action Letter be denied. The Staff's response, as set forth in the No-

[1] The Proponent did not provide a letter to the Staff in response to our October Letter before the Staff issued the No-Action Letter. Instead, the Proponent indicated in the November Letter that it did not expect a staff response as soon as it was made. The Proponent asks that the Staff "consider our submission on the merits, and that in light of the merits of that submission, the Staff reconsider its November 22 letter, and deny the Company's request for no-action relief." Although the procedural posture is not entirely clear, we are assuming the Staff is treating the November Letter as a request for reconsideration of the No-Action Letter, and we are responding to the November Letter on that basis.

Action Letter, is both clearly correct and entirely consistent with the Commission's rules and releases, as well as the Staff's previous no-action letters.

ANALYSIS

The Proposal requests a report on steps Disney is undertaking and will undertake to avoid the use of negative racial, ethnic and gender stereotypes in its products. The Proponent claims that the Staff erred in issuing the No-Action Letter and that the Proposal may not be omitted because the Proposal raises issues of social policy rather than ordinary business issues. The Proponent attempts to characterize the Proposal as comparable to an employment discrimination proposal, and, as a result, asserts that it must be included under the Commission's statements in the 1998 Release. Further, the Proponent tries to make the ruling of the United States Court of Appeals for the Second Circuit in *American Federation of State, County and Municipal Employees v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006)(the "AIG Decision"), relevant to the Proposal and the Staff's decision by claiming that the No-Action Letter is inconsistent with the 1998 Release and, therefore, the Staff's letters cited by us as precedent are irrelevant and the Staff is not able to issue the response it issued. Each of these assertions is clearly incorrect.

First, the Proponent asserts that the Proposal does not deal with the ordinary business of the Company. In the October Letter we described the business of the Company and noted that the Proponent's Proposal addresses the content of the Company's filmed products and related consumer goods, which are the essence of the Company's studio entertainment and consumer products businesses. The Staff's prior letters cited in our October Letter demonstrate that the Staff has repeatedly concurred that the nature, presentation and content of programming and film production of the Company and other media companies falls within the ordinary business exclusion.

Second, contrary to the Proponent's assertion, the matters addressed in the Proposal do not rise to the level of the social policy issues that compel inclusion of proposals that would otherwise be omitted under rule 14a-8(i)(7). In the 1998 Release, the Commission indicated that proposals that deal with ordinary business matters would not be excluded if they raised "*sufficiently significant* social policy issues" (emphasis added). The Commission stated in the 1998 Release that there are no "bright-line" tests and that determination of whether a policy issue rises to the level to overcome the ordinary business exclusion is made on a case-by-case basis. The Company does not believe that a proposal relating to how individuals or groups are portrayed in a media company's programming is comparable to a proposal on employment discrimination or other significant discrimination matters.

The Proponent's attempt to claim that its Proposal relates to "significant discrimination matters" and, consequently, is subject to inclusion under the Commission's language in the 1998 Release, totally mischaracterizes the Proposal. In the Proposal and the November Letter, the

Proponent takes issue with how various groups are portrayed in the Company's products. For example, one complaint in the materials cited by the Proponent relates to the color of the animals in the animated film *The Lion King*, indicating that it presents negative racial stereotypes, and another complaint noted in the November Letter relates to the portrayal of female characters in the animated films *The Little Mermaid* and *The Lion King*.[2] The other examples noted by the Proponent raise similar points about the depiction of racial, ethnic and other groups in the Company's products. We believe that these matters are simply not comparable to the discrimination issues the Commission addressed in the 1998 Release. In granting the No-Action Letter, we believe it is clear that the Staff made the appropriate reasoned distinction between the Proposal and proposals raising significant discrimination matters as the Commission instructed it to do in the 1998 Release.

Numerous Staff no-action letters issued since the 1998 Release and cited in our October Letter make clear that the Staff concurs that proposals concerning racial, ethnic, religious or gender matters do not automatically require inclusion under the significant discrimination matters analysis set out in the 1998 Release. The Proponent sought to distinguish these letters on the ground that none of them calls for disclosure of company policy on racial and other discriminatory stereotyping. However, our October letter cited numerous Staff no-action letters that explicitly called for actions or reports of practices or plans relating to racial, ethnic, religious or gender matters – the very matters the Proponent addresses in its Proposal. The fact that these letters generally did not use the word "stereotyping" with respect to the matters addressed does not change the fact that they dealt with matters of racial, ethnic, religious or gender depiction in the context of the ordinary business of creating content and products.[3]

---

[2] The November Letter contains the wholly unsupported and inflammatory accusation that the Company's "view of female agency and empowerment is not merely limited – it is overtly reactionary," merely citing generally two movies produced by the Company without any demonstration that these movies contained – or even were perceived by any meaningful number of viewers to contain – negative depictions of women or women's roles in society. In fact, as we noted in our request, the Company shares the Proponent's goals of avoiding racist or sexist depictions and images in its products and prides itself on the worldwide and cross-cultural appeal of its creative products.

[3] Our October Letter explains that a request for a report about an matter excludable under the ordinary business exclusion does not change the analysis under rule 14a-8(i)(7). See Exchange Act Release 34-20091 (Aug. 16. 1983) (the Staff "will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the proposal will be excluded"). In accordance with this directive, the Staff consistently has permitted exclusion of proposals seeking reports on various matters relating to ordinary business, as demonstrated by the letters cited in our October Letter. As the Commission has not reversed this publicly stated

Finally, as the above analysis demonstrates, the AIG Decision has no bearing on this matter, other than to establish even more clearly that the Staff's No-Action Letter is appropriate. The AIG Decision dealt with the exclusion in rule 14a-8(i)(8) for proposals relating to election for membership on a company's board. The Second Circuit objected to Staff no-action positions that it thought were inconsistent with a prior public Commission statement the last time the rule was substantively revised, and reversed the Staff's position. The Proponent's suggestion that the Staff's No-Action Letter is inconsistent with the 1998 Release ignores the fact that the Commission's position in the 1998 Release was limited to matters of employment discrimination. The Commission stated that its conclusion that some proposals relating to employment discrimination would overcome the ordinary business exclusion "relates only to employment-related proposals raising certain social policy issues. Reversal of the [prior] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." While the Commission's discussion in the 1998 Release of social policy issues in general is useful in framing analysis of such issues, it clearly does not bind the Staff to a specific conclusion in this instance.

Indeed, to the extent the statements in the 1998 Release bear on this Proposal, they support the Staff's conclusion in the No-Action Letter. The statements in the 1998 Release are the most recent public Commission statements regarding analysis of the ordinary business exclusion, and the Staff's letters need to be consistent with those statements. As we demonstrate above, the Staff's conclusion is consistent with the type of case-by-case analysis contemplated by the 1998 Release and with the Staff's prior decisions on similar matters.

CONCLUSION

For the reasons set forth above and in our October Letter, the Company hereby respectfully requests that the Staff deny the Proponent's request for reconsideration. Please do not hesitate to call me at (202) 663-6644 or Roger Patterson of Disney at (818) 560-6126 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope.

---

position, we would expect the Staff to take the same position regarding reports at this time (as it did in granting the No-Action Letter).

We request that you transmit your response by facsimile to the undersigned at (202) 663-6363. Thank you for your attention to this matter.

Sincerely,

Meredith B. Cross

Attachment: Exhibit A

cc: Alan N. Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company
Roger J. Patterson – Vice President, Counsel, The Walt Disney Company
Patrick Doherty – Office of the Comptroller of New York City
Janice Silberstein – Office of the Comptroller of New York City

EXHIBIT A

LETTER TO THE OFFICE OF THE CHIEF COUNSEL
OF THE DIVISION OF CORPORATION FINANCE
OF THE SECURITIES AND EXCHANGE COMMISSION DATED NOVEMBER 24, 2006
FROM JANICE SILBERSTEIN, ASSOCIATE GENERAL COUNSEL
OF THE OFFICE OF THE COMPTROLLER OF THE CITY OF NEW YORK
ON BEHALF OF THE BOARD OF TRUSTEES
OF THE NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL OUNSEL

WILLIAM C. THOMPSON, JR.
COMPTROLLER

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

November 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
Shareholder Proposal submitted by the Teachers' Retirement System of the City of New York

To Whom It May Concern:

I write on behalf of the Teachers' Retirement System of the City of New York (the "Teachers") in response to the letter faxed at 4 PM on November 22, 2006 (the "November 22 letter") from Mr. Ted Yu of the Staff of the Division of Corporation Finance (the "Division"), which granted the October 18, 2006 letter request sent to the U.S. Securities and Exchange Commission (the "Commission"), by the firm of WilmerHale on behalf of The Walt Disney Company ("Disney" or "the Company"). In that October 18 letter, the Company had contended that the Teachers' shareholder proposal (the "Proposal") may be omitted from the Company's 2007 proxy statement and form of proxy under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. I learned of the Staff's November 22 letter this morning.

The Teachers' response, below, had been prepared for mailing today, November 24. While there is no set time for a response by a proponent to a company's request for no-action relief, the Staff had not, in our experience, granted company requests without affording the proponent a longer time to respond than the 35 days that elapsed between the Company's mailing of its October 18 letter and the Staff's November 22 decision. Accordingly, we respectfully request that the Division consider our submission on the merits, and that in light of the merits of that submission, the Staff reconsider its November 22 letter, and deny the Company's request for no-action relief.

I have reviewed the Proposal, as well as the October 18, 2006 letter. Based upon that review, as well a review of Rule 14a-8(i)(7), it is my opinion that the Proposal may not be omitted from the Company's 2007 Proxy Materials. Accordingly, the Teachers respectfully request that the Division deny the relief that Disney seeks.

I. The Teachers' Proposal

The Proposal consists of two whereas clauses followed by a resolution. Among other things, the whereas clauses note that: (a) a number of educational groups, including Teaching Tolerance(www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org) have drawn attention to Disney's use of negative, racial, ethnic and gender stereotypes in its animated films and associated products; (b) negative generalizations assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the development of both children and adults, and can also foster negative impressions of U.S. cultural influences abroad. These clauses are followed by a Resolved clause that states:

> **Therefore, be it resolved** that shareholders request that management report on steps the company is undertaking and will undertake, to avoid the use of negative racial, ethnic and gender stereotypes in its products.
>
> The report should include:
>
> 1. A statement of company policy regarding the portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures used to inform company personnel of this policy; and
>
> 2. A description of the process for ensuring non-racist, non-sexist depictions and images in all its products, irrespective of the geographic market of the product.

II. The Company's Opposition and the Fund's Response

In its letter of October 18, 2006, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal is Non-Excludable Because the Avoidance of Discriminatory Stereotypes Implicates a Social Policy Issue at the Very Core of the SEC's 1998 Release, and Does Not Micro-Manage Complex Business Issues.

The Teachers' Proposal, in seeking disclosure of Disney's current policy and procedures on discriminatory stereotypes in its media, does not in any way raise issues of "ordinary business." Indeed, discrimination is an issue of social policy which the Commission itself has expressly recognized as a fully appropriate subject for shareholder proposals. Under that Commission guidance, Disney shareholders should be given the opportunity to ask their Company simply to make public its existing policy and safeguards in that critical area.

The Commission's controlling guidance is found in Exchange Act Release No. 34-40018, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Rules"). In that Release, the Commission formally adopted amendments to Rule 14a-8 on shareholder proposals, among other items. The 1998 Rules reversed the Division's prior *Cracker Barrel* position which had permitted companies to exclude shareholder proposals relating to certain employment discrimination. While the 1998 Rules were formally limited to proposals relating to such discrimination, the Rules Release summarized the two principal considerations that the Commission directed must be applied when determining whether any proposal falls within the "ordinary business" exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., ***significant discrimination matters***) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

The Proposal here cannot be excluded, for it raises just such significant social policy issues. It requests that the Company, one of the world's media leaders, report on its policies and procedures for avoiding the use of negative and damaging racial, ethnic and gender stereotypes in the highly influential media products it disseminates worldwide, particularly to children. Thus, the action the Proposal seeks is unlike any of the illustrative examples of day-to-day business issues listed in the Release.

Even if the Proposal did somehow impact such business issues, the Proposal's clear focus on a social policy issue that the Commission itself views as significant would preclude its exclusion as ordinary business. As noted above, the 1998 Rules provide just a single example of sufficiently significant social policy issues: *significant discrimination matters*. That is the very issue here. As the Proposal recites, the use of negative racial, ethnic and gender, stereotypes in animated films and associated products can harm the development of both children and adults and can contribute to negative impressions of U.S. cultural influence abroad. Disney has been the subject of public controversy regarding its use of just such stereotypes. For example, members of at least three communities of Caribs -- Salybia in Dominica, Santa Rosa in Trinidad and a community in St. Vincent -- have protested the stereotyping of Caribs as murderous cannibals. www.indiancountry.com. Similarly, members of the Arab community have protested the stereotyping of Arab culture in the movie Aladdin. UPI (November 23, 2004); *Arab Stereotypes and American Educators* by Marvin Wingfield and Bushra Karaman, American Arab Anti-Discrimination Committee (March, 1995). Also controversial is the construction of gender identity for females in Disney's animated films. Disney's view of female agency and empowerment is not merely limited – it is overtly reactionary. *See, e.g.,* The Little Mermaid and The Lion King in which all the female characters are ultimately subordinate to males

The second consideration set forth in the 1998 Rules also precludes a finding that avoiding discriminatory stereotypes is "ordinary business":

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Rules, *Id.*

Discriminatory stereotyping is not a matter too complex for meaningful shareholder participation. It in no way implicates the basis of the ordinary business exclusion, *i.e.*, the concept that management has special know-how as to the intricacies of its day-to-day business and, therefore, is better placed to exercise its judgment. To the contrary, when a company faces significant social policy issues, such as avoiding harmful group stereotypes and discrimination, management is in no better position than its shareholders to make judgments on those issues. Thus, under the Commission's example and guidelines, shareholders should be given the chance to vote on the Teachers' Proposal that Disney make public how it deals with this serious issue.

We note that the Company, in its no-action request, argues that some prior Staff no-action letters would support its position[1]. None of those letters, however, calls for disclosure of company policy on racial and other discriminatory stereotyping as the Teachers' Disney Proposal does. Beyond that, to the extent that prior no-action letters would be in conflict with the 1998 Rules, we respectfully submit that the Staff should give those prior letters no weight. Recently, in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) (the "*AIG*" case), the Second Circuit accorded no weight to an SEC interpretation of Rule 14a-8 that conflicted with the Release that the Commission had issued when the Rule was last revised: "Because the interpretation of Rule 14a-8(i)(8) that the SEC advances in its amicus brief -- that the election exclusion applies to proxy access bylaw proposals -- conflicts with the 1976 statement , it does not merit the usual deference we would reserve for an agency's interpretation of its own regulations." *Id.* at 129. The Court continued: "Accordingly, we deem it appropriate to defer to the 1976 Statement, which represents the SEC's interpretation of the election exclusion the last time the Rule was substantively revised." *Id.* The *AIG* Court then decided the matter based upon the Commission's initial 1976 guidance.

Here, it is would appear that the Staff may have issued prior no-action letters inconsistent with the plain guidance contained in the 1998 Rules. Accordingly, we submit that those post-1998 no-action letters cited by the Company regarding "social policy" proposals purportedly analogous to the Proposal should be given no weight. Rather, the 1998 Rules, and their express recognition that significant discrimination issues are not "ordinary business," must be the guidepost. By that guidance, the Teachers' Proposal may not be excluded.

We note that in any event, regarding reports, the post-1998 no-action letters cited by the Company involve proposals distinguishable from the instant Proposal. Unlike the Teachers' Proposal, none of the proposals sought disclosure regarding the use of negative racial, ethnic and gender stereotypes by the company, nor indeed, a report concerning any significant discrimination matter[2]. Thus, none of them implicated the core public policy issue of discrimination that was implicated in each of: (a) the 1998 Rules' reversal of the "Cracker Barrel" position; (b) the one specific example the 1998 Rules gave in their broader guidance of a policy issue that transcends purported ordinary business; and (c) the Teachers' current Disney Proposal.

As the 1998 Rules provide no basis for excluding the Teachers' Proposal, the

---

1 *See* General Electric Company (January 6, 2005); Federated Department Stores, Inc. (March 27, 2002); Tootsie Roll Industries, Inc. (January 3, 2002); General Electric Company (January 10, 2002); The Quaker Oats Co. (March 16, 1999).

2 *See* The Mead Corporation (January 31, 2001)(report regarding the extent of potential liabilities for environmental damage caused by company's operations); General Electric Company (January 27, 2000)(report regarding, *inter alia*, the full content of television programs) Johnson Controls, Inc. (October 26, 1999) (report regarding the disclosure of goodwill-net in company's financial statements); Wal-Mart Stores, Inc. (March 15, 1999) (report regarding policies to implement wage adjustments).

Company has failed to carry its burden of proving that the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Teachers respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006

Health ◇ Personal Finance ◇ Travel ◇ Cars ◇ Leisure & Arts

PERSONAL JOURNAL.

THE WALL STREET JOURNAL.

ved.

Disney Pulls Its Characters From Junk Food

Move Sets Limits on Fats, Sugar And Calories in Product Tie-Ins; Getting a Pass on Birthday Cakes

By MERISSA MARR And JANET ADAMY

SEEKING TO PROMOTE more healthful eating habits among children, Mickey Mouse and his Walt Disney Co. friends are changing their diets.

Disney announced a companywide initiative to phase out the promotion of unhealthful foods to kids and eliminate artery-clogging trans fats from its theme-park menus and its licensed and promotional products. The Burbank, Calif., entertainment company said its characters and brands will be used only on child-focused products that meet certain guidelines in terms of calories, fat, saturated fat and sugar.

"A company such as ours, with the reach we have, has a responsibility because of how much we can influence people's opinions and behavior," says Disney CEO Robert Iger. He adds: "There's also a business opportunity here."


Fruit Dippers
Fruit Dippers

Disney's **Fruit Dippers** *snack products meet the company's new guidelines.*

While the plan is the most extensive yet by a media company to address concerns over marketing to children, it stops short of tackling the thorny subject of food makers advertising unhealthful products directly to kids on Disney media outlets. Disney doesn't run advertising on the Disney Channel but does carry sponsor messages, which will be covered by the new guidelines. Disney does carry advertising on its kids' programming block on the ABC television network and its

Please Turn to Page D6, Column 3

Toon Disney cable channel.

As obesity rates among kids soar, food makers and media companies have come under attack. The Children's Advertising Review Unit is working on more-robust self-regulatory guidelines for advertising to children, but the area is largely unregulated. The Center for Science in the Public Interest, an advocacy group that has lobbied against marketing to children, says Disney's move puts it "head, shoulders and ears" ahead of rivals like Viacom Inc., whose Nickelodeon "programming is filled with junk-food ads and whose characters grace all kinds of junk-food packaging."

But Susan Linn, a psychologist at the Harvard University-affiliated Judge Baker Children's Center and co-founder of the Campaign for a Commercial-Free Childhood, says Disney shouldn't be marketing to kids at all. "When they use cartoon characters to sell food to kids, what they're doing is getting kids in the habit of choosing food based on what's on a package or who is endorsing the food," she says.

As part of its new campaign, Disney said it would also promote more-healthful options for kids in its theme parks and weave messages that promote exercise and healthy eating into the storylines of its shows. In Disney Channel's "Hannah Montana," for instance, one of the characters grapples with an excessive intake of sweets.

Disney Pulls Characters From Junk Food

A challenge for Disney is determining what foods are unhealthy. "We're not declaring our guidelines to be the absolute science," says Mr. Iger, the father of two young boys. "It would be wrong to take a holier-than-thou approach."

Disney said its guidelines were pieced together with the help of the Dietary Guidelines for Americans—produced by the U.S. Department of Health and Human Services and the Department of Agriculture—and two top child nutritionists. They include curbing total fat to 30%, saturated fat to 10% and added sugar to 10% of calories for main and side dishes. For snacks, total fat will be limited to 35%, saturated fat 10% and sugar 25%. Disney-branded birthday cakes and other special-occasion sweets like seasonal candy will not be off the menu just yet, though the company plans to limit the number of "indulgence items" to 15% of its licensed offerings by 2010.

One partner that could be affected is **Kellogg** Co. Disney has a long-term partnership with Kellogg, but several of the recent products featuring Disney characters don't meet the new guidelines. For instance, its Keebler Chips Deluxe Chocolate Lovers cookies advertise the Disney film "Cars." Half the calories in the cookies come from fat. Celeste Clark, Kellogg's senior vice president, global nutrition, says the cereal maker expects its "current programs to continue as planned" with Disney.

Eager to improve their image in the face of recent criticism, some restaurant chains and food makers have already started moving away from advertising unhealthful products toward children in the past few years.

But the use of licensed characters has become one of the most debated practices. In December, the Institute of Medicine, one of the nation's leading scientific-advisory bodies, recommended that food companies stop using licensed animated characters to sell low-nutrient, high-calorie products after conducting an extensive study on whether marketing contributes to childhood obesity.

Since then, food makers have cut back on using movie characters in their marketing. Since this spring, for instance, **General Mills** Inc. has been using licensed characters to promote only products that meet certain health guidelines in marketing aimed at children under age 12.

Still, many restaurant chains and packaged food makers rely heavily on being able to pitch all kinds of food to kids, and Disney's new guidelines will make that more difficult. For example, **McDonald's** Corp. advertises only Happy Meals with Chicken McNuggets, Apple Dippers and low-fat Milk Jugs in the U.S. in an effort to promote its healthiest offerings for children. Yet the McNuggets wouldn't meet Disney's long-term guidelines because they contain trans fat.

Catherine Adams, McDonald's vice president for Worldwide Quality, Food Safety and Nutrition, said in a statement that "we welcome Disney's announced first steps." McDonald's has a number of restaurants in Disney's theme parks, but a formal agreement to promote Disney movies in its restaurants expires at the end of this year.

Disney's move puts more pressure on McDonald's and other companies to remove trans fats from their food. Health officials in New York and Chicago have proposed that the cities ban the use of trans fat in restaurants. While McDonald's has for several years been experimenting with alternative oils that would reduce the level of trans fat in its food, executives have said they can't find a replacement that preserves the taste of McDonald's food. Disney says it plans to cut added trans fats from meals at its U.S. parks by the end of next year and from promotional products by the end of 2008.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

December 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
Shareholder Proposal submitted by the Teachers' Retirement System of the City of New York

To Whom It May Concern:

I write on behalf of proponent, the Teachers' Retirement System of the City of New York (the "Teachers"), in brief response to the December 6 letter from counsel for The Walt Disney Company ("Disney" or "the Company"), which opposed reconsideration of the "no-action" letter issued on November 22, 2006 by the Staff of the Division of Corporation Finance.

The Teachers' Proposal asks that Disney disclose the existing policies upon which that worldwide media leader relies to avoid the use of discriminatory racial and other stereotypes in its media. While Disney claims in its December 6 letter (at p. 2) that the Proposal just relates prosaically to the "filmed products and related consumer goods" at the core of its "studio entertainment and consumer products businesses," Disney has recently taken a very different position elsewhere as to the unusual influence of its media and its impact on children. In publicly announcing a ban on the use of Disney characters to promote junk food, Disney CEO Robert Iger proclaimed: "A company such as ours, with the reach we have, has a responsibility because of how much we can influence people's opinions and behavior." (quoted in "Disney Pulls its Characters from Junk Food," *Wall Street Journal*, October 17, 2006, attached hereto). Disney's media are no less influential in influencing young people's opinions on racial, ethnic and gender stereotypes. Avoiding the use of such unusually influential discriminatory stereotypes is not a matter of "ordinary business" under Rule 14a-8(i)(7).

Both Disney's global influence and the historical experience of our nation make nonsense of the Company's further assertion in its December 6 letter (at p. 2) that "The Company does not believe that a proposal relating to how individuals or groups are portrayed in a media company's programming is comparable to a proposal on employment discrimination or other significant discrimination matters." The Company's antiseptic language cannot cover up a very painful historical truth: hurtful racial, ethnic and gender stereotypes are not merely "how individuals or groups are portrayed in a media company's programming." Rather, such stereotypes, whether of blacks, Asians, women, or any other group, continue to the present day to fuel discrimination against those groups, whether in employment, housing, or social relations. Indeed, recent studies have shown, for example, that employers, in deciding whom to interview for employment, still discriminate based on racial stereotypes, such as whether an applicant possesses a "black" name. *See* Bertrand, M., and S. Mullainathan: "Are Emily and Greg More Employable Than Lakisha and Jamal? A Field Experiment on Labor Market Discrimination," *American Economic Review*, 94(4), pp. 991-1013 (2004). Thus, under the very heart of the analysis in the Commission's 1998 Rules, the Teachers' Disney Proposal <u>does</u> relate to "significant discrimination," a social issue of crucial importance, and is not ordinary business.

The conclusion that the Proposal does not relate to ordinary business is highly consistent not only with the Commission's 1998 rulemaking, but also with the Staff's 2005 guidance as to what kinds of disclosures a proposal may ask a company to make about its efforts to avoid injury to the public. As stated with respect to the analogous areas of public health and the environment in *Staff Legal Bulletin 14C* (June 28, 2005), "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." Here, too, Disney is being asked only to disclose what steps it already takes to minimize or eliminate any injury to children that could result from a use of discriminatory stereotypes in its media.

Accordingly, and in light of *AFSCME v. AIG*, 462 F.3d 121 (2d Cir. 2006), we respectfully submit that the Staff, upon reconsideration, should follow the strong guidance offered by the 1998 Rules and *SLB 14C*, and deny Disney's request for no-action relief with respect to the Teachers' Proposal.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

December 14, 2006

RECEIVED 2006 DEC 18 PM 3:50

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company
<u>Shareholder Proposal submitted by the Teachers' Retirement System of the City of New York</u>

To Whom It May Concern:

I write on behalf of proponent, the Teachers' Retirement System of the City of New York (the "Teachers"), in further response to the December 6 letter from counsel for The Walt Disney Company ("Disney" or "the Company"), which opposed reconsideration of the "no-action" letter issued on November 22, 2006 by the Staff of the Division of Corporation Finance.

We received yesterday Disney management's proposed statement, for possible inclusion in its proxy materials as a response to the Teachers' Proposal (the "Disney Statement"; attached to the hard copy of this letter). The Disney Statement is notable for the extent to which it effectively admits the significant social dimensions of Disney's portrayals of racial, ethnic and gender images. The Disney Statement notes the "worldwide and cross-cultural appeal of its creative products," repeatedly cites Company efforts to develop "positive role models along racial, ethnic and gender lines", lists awards Disney has received from social policy groups for such efforts, and states that the Company "is sensitive to...complaints" on how groups are portrayed, and monitors "whether the complaints reflect a more general concern." Given the importance that Disney now says it ascribes to those social issues, and given the negative "worldwide and cross-cultural" social effects if Disney nonetheless failed to avoid discriminatory stereotypes, then the Teachers' Proposal most

definitely does raise a significant social policy concern when it asks Disney simply to describe in detail for shareholders the steps the Company is taking to avoid such harmful stereotypes.

Accordingly, we respectfully submit that upon reconsideration, Disney's request for no-action relief with respect to the Teachers' Proposal should be denied.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Meredith B. Cross, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006

The Walt Disney Company

Roger J. Patterson
Vice President, Counsel

December 13, 2006

VIA OVERNIGHT COURIER AND TELECOPY

Patrick Doherty
Bureau of Asset Management
Office of the Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

In accordance with the requirements of Rule 14a-8 under the Securities Exchange Act, I am enclosing an excerpt from the draft proxy statement for our 2007 annual meeting that contains your shareholder proposal and the response and recommendation of the Company's Board of Directors we propose to include in the proxy if the staff of the SEC withdraws its determination that we may exclude the proposal from the proxy.

If the proposal is included in the proxy statement, we will be in touch with you prior to the meeting to make arrangements for the presentation of your proposal. If you will be represented at the meeting by someone else or need any other assistance, please let me know.

Very truly yours,

Roger Patterson

Roger J. Patterson

Enclosure

cc: Alan N. Braverman

Registered In House Counsel

[illegible]

[illegible]

The Office of the Comptroller of New York City, as custodian and trustee for the New York City Teachers' Retirement System, has advised the Company that it intends to present the following proposal for consideration at the annual meeting:

Whereas, a number of educational groups, including Teaching Tolerance (www.tolerance.org) and Educators for Social Responsibility (www.esrnational.org), have drawn attention to Disney's use of negative racial, ethnic and gender stereotypes in its animated films and associated products, and

Whereas, we believe that negative generalizations that are assigned to groups of people by race, class, gender, religion, or country of origin in Disney products can have a harmful impact on the development of both children and adults, and can also help foster negative impressions of U.S. cultural influence abroad,

Therefore, be it resolved that shareholders request that management report on steps the company is undertaking and will undertake, to avoid the use of negative racial, ethnic and gender stereotypes in its products.

The report should include:

1. A statement of company policy regarding the portrayal of racial and ethnic minorities, and women, in all phases of production, marketing and promotion, and the procedures used to inform company personnel of this policy; and

2. A description of the process for ensuring non-racist, non-sexist depictions and images in all its products, irrespective of the geographic market of the product.

The Board of the Company recommends a vote "AGAINST" this proposal for the following reasons:

The Board of Directors shares the objective of avoiding negative racial, ethnic and gender stereotypes in the Company's products. Indeed, the Company prides itself on the worldwide and cross-cultural appeal of its creative products.

The Company seeks to develop positive role models across racial, ethnic and gender lines. The Company's feature animation films have included multi-cultural heroes and heroines in productions such as *Mulan, Lilo & Stitch* and *The Incredibles*. On the Disney Channel, programs such as *The Cheetah Girls*, *That's So Raven*, *Little Einsteins*, *Handy Manny* and *The Proud Family* feature positive role models across racial, ethnic and gender lines. The Disney Channel's "Express Yourself" campaign features well-known Disney Channel characters encouraging viewers to embrace and accept their differences. At ESPN, the Company has won: programming awards from the National Association for Multi-Ethnicity in Communications; the Arab-American Anti-Discrimination Committee's award for Enhancing Tolerance; and several awards from American Women in Radio and Television for women's programming. In broadcasting, the ABC Network has won wide recognition for its efforts in promoting diversity including: Image Awards from the NAACP; awards from the National Council of La Raza for the fair, accurate, and balanced portrayals of Latinos; the Directors Guild of America Diversity Award; and the Multicultural Motion Picture Association Award for diverse network programming.

The Company recognizes that some viewers will inevitably take issue from time to time with the portrayal of racial and ethnic groups and gender roles in its products. The Company is sensitive to these complaints, and monitors them and overall trends in perceptions of Company products to determine whether the complaints reflect a more general concern. The Company believes that the number of viewers who perceive negative depictions in current Company products is small and that those perceptions are not generally shared.

In light of the Company's record of promoting positive role models across racial, ethnic and gender lines in its current product offerings and the generally positive perception of its products,

thé Board of Directors does not believe that the report called for by the proposal would contribute meaningfully to the Company's efforts in this area.

Accordingly, the Board recommends that you vote "AGAINST" this proposal, and your proxy will be so voted if the proposal is presented unless you specify otherwise.